Filed by: QIAGEN N.V.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14d-2 under the

Securities Exchange Act of 1934

Subject Company: Digene Corporation

Exchange Act File No. 000-28194

June 4, 2007

Dear Employees of Digene:

As you know from Daryl, Digene’s Chief Executive Officer and President, QIAGEN and Digene announced an agreement whereby QIAGEN will merge with Digene. QIAGEN and Digene are ideal strategic partners and I wanted to be one of the first to share with you my excitement about this combination. By combining QIAGEN’s broad portfolio of sample and assay technologies with Digene’s leadership in human papillomavirus testing, we are creating a market- and technology-leader in molecular diagnostics.

By way of background, QIAGEN is the leading provider of innovative technologies and products for preanalytical sample preparation and molecular diagnostics solutions. We have developed a comprehensive portfolio of products, which are sold to academic research markets and leading pharmaceutical and biotechnology companies as well as to diagnostics laboratories. We employ more than 1,900 people worldwide, and our products are sold through a dedicated sales force and a global network of distributors in more than 40 countries.

We recognize that it is our employees and the relentless dedication they bring to QIAGEN that has allowed us to grow from a life science tools start up to a worldwide player in sample and assay technologies. Voted as one of the best companies to work for in the life science industry, we place the highest attention on attracting, motivating and awarding talented and passionate employees.

We believe that this atmosphere and similarity in our company cultures will facilitate a quick and streamlined integration with minimal disruption to ongoing business activities. We will retain the locations in Germantown and Gaithersburg to form our joint U.S. headquarters.

As some of you may know, QIAGEN has had a successful partnership with Digene for more than a decade. We have collaborated on various projects, such as the current Rapid Capture® System, which we co-developed and manufacture at QIAGEN. By accelerating this existing and productive working relationship, the companies anticipate future growth opportunities and have already begun to develop new products.

This transaction is all about growth and we are energized by the opportunities it creates. Among the many benefits this combination affords, together with Digene:

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We become a Leading Player in Sample and Assay Technologies in the Molecular Diagnostics Market. As a combined entity, we will have a leading MDx franchise, an unrivalled portfolio of sample and assay technologies, and an assay portfolio that not only is the broadest but also includes the only test that is both FDA-approved and CE-marked for HPV.

•

Our Leadership in HPV Provides a Foundation for Advances for Next-Generation Opportunities for our Sample and Assay Technologies. A combined QIAGEN-Digene will be able to accelerate growth of Digene’s current platform and expand the development of related technologies for HPV testing globally. In addition, the HPV franchise links our leadership in virology with the fast-growing segments of women’s health as well as oncology.

•

Maintain Our Financial Strength. The transaction will be conservatively financed and this will enable us to continue our internal growth initiatives and capitalize on our market- and technology- leadership in the dynamic and growing molecular diagnostics market.

Given the complementary nature of our businesses, we expect to realize the benefits of this transaction quickly and efficiently following the transaction’s close. This transaction is about growth, and we do not anticipate significant changes in the combined company’s workforce. We at QIAGEN have long respected the Digene team and what you have accomplished and are pleased that Daryl will serve the new company as co-head of the Integration Steering Committee. In fact, over the long-term, we believe that our combination will result in greater career opportunities for employees of both companies as we move forward and grow together.

We expect the transaction will close in the August/September time period. Until then, QIAGEN and Digene will remain separate companies, and employees should continue to focus on providing our respective customers and their patients with the high-quality products they have come to expect from us.

I am confident that by joining both companies’ talented employee bases and product portfolios, we will be able to set new standards and achieve new heights in the biotech industry. This is truly a compelling transaction and I hope you share my enthusiasm.

Along with Daryl, I will be hosting a meeting with you today at 1 p.m.. You should already have received an Outlook calendar announcement with the location and call-in number for remote employees. We look forward to talking with you more about this great opportunity for our companies.

Sincerely,

/s/ Peer M. Schatz
Peer M. Schatz
Chief Executive Officer

Forward-Looking Statements

This communication contains certain forward-looking statements. These forward-looking statements, which may include, but are not limited to, statements concerning the financial condition, results of operations and businesses of QIAGEN and Digene and the benefits expected to result from the contemplated transaction, are based on management’s current expectations and estimates and involve risks and uncertainties that could cause actual results or outcomes to differ materially from those contemplated by the forward-looking statements.

Factors that could cause or contribute to such differences may include, but are not limited to, the risk that the conditions relating to the required minimum tender of Digene shares or regulatory clearance might not be satisfied in a timely manner or at all, risks relating to the integration of the technologies and businesses of QIAGEN and Digene, unanticipated expenditures, changing relationships with customers, suppliers and strategic partners, conditions of the economy and other factors described in the most recent reports on Form 20-F, Form 6-K and other periodic reports filed with or furnished to the Securities and Exchange Commission by QIAGEN and the most recent reports on Form 10-K, Form 10-Q, Form 8-K and other periodic reports filed by Digene with the Securities and Exchange Commission.

Additional Information

QIAGEN is filing today a Current Report on Form 6-K that will include as exhibits the Agreement and Plan of Merger among QIAGEN, QIAGEN North American Holdings, Inc., QIAGEN’s merger subsidiary and Digene Corporation. QIAGEN intends to file a Registration Statement on Form F-4 and a Schedule TO, and Digene plans to file a Solicitation/Recommendation Statement on Schedule 14D-9, with the Securities and Exchange Commission in connection with the transaction. QIAGEN and Digene expect to mail a Prospectus, which is part of the Registration Statement on Form F-4, the Solicitation/Recommendation Statement on Schedule 14D-9 and related exchange offer materials, including a letter of election and transmittal, to shareholders of Digene upon commencement of the exchange offer. These documents contain important information about the transaction and should be read before any decision is made with respect to the exchange offer. Investors and stockholders will be able to obtain free copies of these documents through the website maintained by the Securities and Exchange Commission at www.sec.gov. Free copies of these documents may also be obtained from QIAGEN, by directing a request to QIAGEN at Spoorstraat 50m Venlo, 5911 KJ, Netherlands, or from Digene, by directing a request to Digene at 1201 Clopper Road, Gaithersburg, MD, 20878.

In addition to the Registration Statement on Form F-4, Schedule TO, Prospectus, Solicitation/Recommendation Statement on Schedule 14D-9 and related exchange offer materials, both QIAGEN and Digene file or furnish annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information filed or furnished by QIAGEN or Digene at the SEC’s Public Reference Room at Station Place, 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the Public Reference Room. QIAGEN’s and Digene’s SEC filings are also available to the public at the SEC’s web site at http://www.sec.gov, or at their web sites at www.qiagen.com or www.digene.com.